NAME OF REGISTRANT: Walmart Inc.

NAME OF PERSONS RELYING ON EXEMPTION: Franciscan Sisters of Perpetual Adoration

ADDRESS OF PERSON RELYING ON EXEMPTION: 912 Market Street, La Crosse, WI 54601

WRITTEN MATERIALS: The attached written materials are submitted pursuant to Rule 14a-6(g)(1) (the “Rule”) promulgated under the Securities Exchange Act of 1934. Submission is not required under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Subject: Shareholder Proposal — Report on racial justice and starting pay.

RESOLVED:

Shareholders of Walmart Inc. (“Walmart”) request that the Board of Directors oversee the preparation of a report to shareholders on whether and how Walmart’s racial justice goals and commitments align with the starting pay for all classifications of Walmart Associates.

The Franciscan Sisters of Perpetual Adoration and co-filers1 (the “Proponents”) seek your support to vote FOR the subject shareholder proposal (the “Proposal”) at Walmart’s annual shareholder meeting on June 2, 2021.

In this challenging and historic moment, with record-setting inequality and mounting demands for real progress on racial justice, Walmart has the opportunity to make a meaningful impact by raising its starting Associate wage to at least $15 an hour. In the Proponents’ view, doing so would:

1.	Promote Racial Justice: Boosting Associate wages would advance Walmart’s stated commitment to racial justice, and remedying systemic racism provides everyone with tangible benefits.

2.	Be Consistent with its Core Values: Walmart’s low starting wages are not aligned with the its professed values of respect for the individual and promoting healthy communities or its commitment to sustainability.

3.	Improve Productivity and the Customer Experience: Wages are the most important element of their compensation, according to Walmart Associates, and the negative effects of lower wages undermine their ability to serve the customer.

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1 Adrian Dominican Sisters; As You Sow Foundation; Congregation of Benedictine Sisters, Boerne, TX; Congregation of St. Basil; Mercy Investment Services; Missionary Oblates of Mary Immaculate; Oblate International Pastoral Investment Trust; PeaceHealth; Providence St. Joseph Health; Sisters of Charity of St. Elizabeth, NJ; Sisters of the Holy Names of Jesus and Mary, US Ontario Province; and Sisters of St. Dominic of Caldwell, NJ.

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Walmart’s proxy statement.

The Proponents submitted the Proposal because they believe that a report on starting wages and racial justice would require an analysis of the demographics of starting wages and what that data shows vis-à-vis the Company’s stated commitments to address racial inequity.

1.	Promoting Racial Justice

A.	Walmart’s Racial Justice Goals and Commitments

Amid the racial reckoning spurred by the killings of George Floyd, Ahmaud Arbery, and Breonna Taylor, corporate leaders have been called to acknowledge systemic racism and commit to concrete initiatives to remedy it. JUST Capital found that 75-85% of Americans polled believe that companies should “be taking concrete steps to create a more equitable future going forward.”2 Ford Foundation President Darren Walker cautioned that “[t]his time the usual corporate playbook–issue a statement, gather a group of Black leaders for a conference call, give a hefty grant to the Urban League, resume business as usual–isn’t going to work.”3

In June 2020, Walmart CEO Doug McMillon issued a memo to Associates entitled “Advancing Our Work on Racial Equity.” The memo articulated a goal of “help[ing] replace the structures of systemic racism, and [building] in their place frameworks of equity and justice that solidify our commitment to the belief that, without question, Black Lives Matter.” McMillon noted that Walmart has “an enormous opportunity to use the scale of our business to make a difference.”4

Racial injustice strongly impacts Walmart’s workforce. According to McMillon’s memo, over 46% of Walmart’s Associates are people of color, and about 21% are Black and African American. Those proportions are even larger among recent hires: of those Associates hired in the year leading up to the memo’s issuance, 28% were Black or African American and 54% were people of color.5

In his memo, McMillon identified workforce-related practices Walmart planned to adopt as part of its racial justice commitment. He asserted that Walmart “want[s] to ensure continued internal movement for Black, African American, and other diverse associates through the talent pipeline, so [it] will be deliberate about development opportunities.” Walmart will also “review and evolve [its] recruiting and hiring practices” to “ensure non-violent, formerly incarcerated applicants are appropriately considered.” Finally, he said, the Company is “committed to fair pay.”6

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2 https://www.fsg.org/blog/ceo-blueprint-racial-equity

3 https://time.com/5875304/racial-inequality-corporations/

4 https://corporate.walmart.com/newsroom/2020/06/12/advancing-our-work-on-racial-equity

5 https://corporate.walmart.com/newsroom/2020/06/12/advancing-our-work-on-racial-equity

6 https://corporate.walmart.com/newsroom/2020/06/12/advancing-our-work-on-racial-equity

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Walmart’s proxy statement.

B.	Wages and the Racial Wealth and Pay Gaps

Starting wages, however, have been conspicuously absent from this discussion. Walmart’s starting wage is $11 an hour, well below some competitors’ minimum wage of $15 an hour.7 About half of Walmart’s Associates make less than $15 an hour, and a Government Accountability Office study identified Walmart as one of the companies with the greatest number of workers receiving food stamps.8 Although Walmart points to cost of li ving differences as a reason for resisting a $15 an hour minimum wage,9 a single parent making $15 an hour and working 40 hours a week even in a low-cost location like Oklahoma City makes only 75% of the amount necessary to support a family.10 What’s more, Black and Latino retail workers are more likely to be involuntarily working part-time.11

Wage increases are the most direct route to more racially equitable pay practices. The Ford Foundation’s Walker, noting that “Black workers make up about 11% percent of the workforce, but 38% of [those who] work for the minimum wage,” exhorted CEOs to “[c]ommit to paying your workers a living wage of at least $15 per hour, and more in higher-cost parts of the country.”12 Recent research by two professors at the University of California, Berkeley, found that “Congress’s decision in 1966 to both raise the minimum wage and expand it to workers in previously unprotected industries led to a significant drop in earnings inequality between Black and white Americans — and explains more than 20 percent of the overall reduction in succeeding years.”13

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7 https://www.nytimes.com/2021/03/19/business/kath-mclay-sams-club-walmart-corner-office.html?searchResultPosition=1

8 https://www.nytimes.com/2021/03/19/business/kath-mclay-sams-club-walmart-corner-office.html?searchResultPosition=1

9 See https://www.nytimes.com/2021/03/19/business/kath-mclay-sams-club-walmart-corner-office.html?searchResultPosition=1; https://www.cnn.com/2021/02/18/investing/walmart-minimum-wage-retail/index.html

10 https://www.politico.com/news/agenda/2021/03/29/15-minimum-wage-worker-pay-478209

11 https://www.demos.org/research/retail-race-divide-how-retail-industry-perpetuating-racial-inequality-21st-century

12 https://time.com/5875304/racial-inequality-corporations/

13 https://www.nytimes.com/2020/10/25/opinion/minimum-wage-race-protests.html

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Walmart’s proxy statement.

Increasing economic equity would boost the broader economy. According to Atlanta Federal Reserve President and CEO Raphael Bostic,“[s]ystemic racism is a yoke that drags on the American economy.”14 McKinsey & Co. estimated in 2019 that the racial wealth gap, which grew by over 50% from 1990 to 2016, “will cost the US economy between $1 trillion and $1.5 trillion between 2019 and 2028—4 to 6 percent of the projected GDP in 2028.”15 A 2014 study estimated that eliminating the racial pay gap alone would have added $2.1 trillion to the U.S.’s 2012 GDP.16 As MIT’s Zeynep Ton has noted, well-paying jobs are crucial to “maintain and expand a strong middle class.”17

There is a growing appreciation that social instability, such as that caused by racial inequity, creates systemic risk that can undermine financial system resiliency and harm investor returns. As a recent article in the Chicago Booth Review put it, “There is strong reason for [investor] concern about forgone growth and the destabilizing effects of racial injustice and economic inequity.”18 According to a recent report, “[e]conomic, racial, and gender inequality have slowed economic growth, reduced upward mobility, contributed to more frequent and deeper recessions, and fractured social cohesion.”19

2.	Consistency with Walmart’s Professed Values

Higher wages also serve Walmart’s stated values. Walmart says that it “aim[s] to strengthen the health of our communities, not only by providing products, services and jobs through our retail business, but also by facilitating associate volunteerism, local donations through stores and customers, and support for diversity and inclusion initiatives.”20 Higher wages improve health outcomes by reducing stress, boosting mental health and cognitive function, enhancing sleep and improving nutrition.21 The positive impact of wage increases can be intergenerational, as higher wages also reduce child neglect, the number of low birthweight babies and teen births.22

Respect for the individual is also among Walmart’s stated values, and being open to feedback is one of the behaviors Walmart says supports that value.23 Walmart acknowledges that the “overwhelming majority” of Walmart Associates “say their hourly wages are the most important part of their pay.”24 Associates have called Walmart’s $11 an hour starting wage a “starvation wage”25 and shared consequences of low wages such as postponing healthcare,26 not being able to afford day care,27 and struggling to pay rent.28 They demonstrated in front of Walmart heir Alice Walton’s New York City apartment to demand a living wage.29 Raising starting wages would show openness to feedback and respect for the individual.

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14 https://www.frbatlanta.org/about/feature/2020/06/12/bostic-a-moral-and-economic-imperative-to-end-racism

15 https://www.mckinsey.com/industries/public-and-social-sector/our-insights/the-economic-impact-of-closing-the-racial-wealth-gap

16 https://www.policylink.org/sites/default/files/Equity_Solution_Brief.pdf, at 4.

17 https://hbr.org/2020/08/equality-in-the-u-s-starts-with-better-jobs

18 https://review.chicagobooth.edu/finance/2021/article/racial-inequality-business-risk

19 https://www.tiiproject.com/wp-content/uploads/2020/12/AddressingSystemicSocialRisk-ARoadmap-12-7-2020_FINAL.pdf

20 https://corporate.walmart.com/askwalmart/what-does-walmart-do-for-local-communities

21 https://www.politico.com/news/agenda/2021/03/29/15-minimum-wage-worker-pay-478209; https://hbr.org/2020/08/equality-in-the-u-s-starts-with-better-jobs

22 https://hbr.org/2020/08/equality-in-the-u-s-starts-with-better-jobs

23 https://corporate.walmart.com/our-story/working-at-walmart

24 https://corporate.walmart.com/newsroom/2020/09/17/investing-in-our-associates-and-roles-of-the-future

25 https://www.businessinsider.com/walmart-employee-congress-senate-15-minimum-wage-poverty-increase-economy-2021-2

26 https://www.businessinsider.com/walmart-employee-congress-senate-15-minimum-wage-poverty-increase-economy-2021-2

27 https://www.nbcnews.com/business/business-news/once-categorized-essential-grocery-workers-say-they-now-feel-expendable-n1259646

28 http://www.ufcw1167.org/news/walmart_employees_want_better_wages.html

29 https://www.commondreams.org/news/2020/02/18/walmart-workers-demand-fair-pay-and-hours-protest-outside-alice-waltons-penthouse

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Walmart’s proxy statement.

3.	Productivity and Serving the Customer

Finally, raising starting wages is not only the right thing to do; it can also improve long-term performance. Financial precarity lowers workers’ cognitive capacity30--poverty actually interferes with task performance31--and low wages reduce job satisfaction.32 MIT’s Ton explains that “[p]erformance suffers as it is harder to keep up good attendance, focus on the job, be productive, and do your best for customers or coworkers.”33 In turn, she says, “[p]oor attendance and high turnover lead to operational problems that undermine sales and profits.” 34

A report like the one the Proposal requests would help Walmart leadership understand the economic realities facing the Company’s Associates of color. Katie Bach and Zeynep Ton of the Good Jobs Institute report that company leaders are often unaware of employment-related data like that fewer than one-third of their workers employed full time earn a living wage as well as the real-life implications of workers’ financial precarity.35 Walmart’s Culture, Diversity & Inclusion Report provides significant detail about the gender and racial makeup of Walmart’s workforce, but it doesn’t contain any information about wages.36 Analyzing and articulating how these realities align with Walmart’s racial justice goals would enable the Company to benchmark its own performance and identify opportunities to meet those commitments. Reporting would also provide investors and other stakeholders with information they need to evaluate Walmart’s performance and engage Walmart around wages and racial justice.

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30 https://www.researchgate.net/publication/320616355_The_Price_of_Financial_Precarity_Organizational_Costs_of_Employees'_Financial_Concerns

31 https://journals.lww.com/joem/fulltext/2016/05000/low_wages_as_occupational_health_hazards.3.aspx

32 https://journals.lww.com/joem/fulltext/2016/05000/low_wages_as_occupational_health_hazards.3.aspx

33 https://hbr.org/2020/08/equality-in-the-u-s-starts-with-better-jobs

34 https://hbr.org/2020/08/equality-in-the-u-s-starts-with-better-jobs

35 https://hbr.org/amp/2019/11/why-so-many-ceos-dont-realize-theyve-got-a-bad-jobs-problem

36 See https://corporate.walmart.com/media-library/document/culture-diversity-and-inclusion-mid-year-report/_proxyDocument?id=00000174-735e-d28a-a7ff-f7df22a40000

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Walmart’s proxy statement.

For more information on the Proposal, please contact Francis Sherman, Seventh Generation Interfaith Inc. at fransxsherman@gmail.com.

For all of the above reasons, we urge shareholders to vote FOR the shareholder proposal requesting a report on how Walmart’s racial justice goals and commitments align with Associates’ starting pay.

Sincerely,

Sr. Sue Ernster, FSPA

Vice President & Treasurer/CFO

Franciscan Sisters of Perpetual Adoration

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Walmart’s proxy statement.